

05040111

SECU... ...ISSION
Washington, D.C. 20549

VF 4-13-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8- 51522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monitor Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9171 Towne Centre Drive, #465
(No. and Street)

San Diego, CA 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Hsiao-Wen Kao (858) 546-8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 29 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company
(Name – *if individual, state last, first, middle name*)

5190 Governor Drive, #201 - San Diego, CA 92122
(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
APR 06 2005
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mr. Hsiao-Wen Kao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monitor Capital, Inc., as of February 23, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LORI J. MAGUIRE
Commission # 1434840
Notary Public - California
San Diego County
My Comm. Expires Aug 13, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONITOR CAPITAL, INC.
REQUIRED SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2004

Net Capital:				
Total Stockholder's Equity	$	145,550		
Total Stockholder's Equity Qualified for Net Capital		145,550		
Deductions		116,139		
Total Non-Allowable Assets		116,139		
Net Capital			$	29,411
Aggregate Indebtedness:				
Total Liabilities	$	30,735		
Total Aggregate Indebtedness	$	30,735		
Computation of Basic Net Capital Requirement:				
Minimum Net Capital Required (Greater of $5,000 or 6.66% of Aggregate Indebtedness)			$	(5,000)
Excess Net Capital			$	24,411
Excess Net Capital at 1000%			$	26,337
Percentage of Aggregate Indebtedness to Net Capital				105
Reconciliation with Company's Computation: (Included in Part II of Form K-17A-5 as of December 31, 2004)				
Net Capital (As Reported in Part II Unaudited FOCUS Report)	$	29,411		
Net Capital, per Above			$	29,411

See Independent Auditor's Report

MONITOR CAPITAL, INC.
REQUIRED SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2004

Net Capital:		
Total Stockholder's Equity	$ 145,550	
Total Stockholder's Equity Qualified for Net Capital	145,550	
Deductions	116,139	
Total Non-Allowable Assets	116,139	
Net Capital		$ 29,411
Aggregate Indebtedness:		
Total Liabilities	$ 30,735	
Total Aggregate Indebtedness	$ 30,735	
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (Greater of $5,000 or 6.66% of Aggregate Indebtedness)		$ (5,000)
Excess Net Capital		$ 24,411
Excess Net Capital at 1000%		$ 26,337
Percentage of Aggregate Indebtedness to Net Capital		105
Reconciliation with Company's Computation: (Included in Part II of Form K-17A-5 as of December 31, 2004)		
Net Capital (As Reported in Part II Unaudited FOCUS Report)	$ 29,411	
Net Capital, per Above		$ 29,411

See Independent Auditor's Report